Consolidated Financial Statements

MIGENIX Inc.

(Expressed in Canadian dollars)

April 30, 2009

AUDITORS’ REPORT

To the Shareholders of

MIGENIX Inc.

We have audited the consolidated balance sheets of MIGENIX Inc. as at April 30, 2009 and 2008 and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended April 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2009 in accordance with Canadian generally accepted accounting principles.

“Ernst & Young LLP”

Vancouver, Canada,

  Ernst & Young LLP

July 27, 2009

Chartered Accountants

MIGENIX Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(See Note 1 - Business Operations, Basis of Presentation and Going Concern Uncertainty)

As at April 30

(Expressed in Canadian dollars)

	2009 $	2008 $

ASSETS
Current
Cash and cash equivalents [note 5]	1,645,494	2,620,994
Short-term investments [note 5]	487,007	2,997,385
Amounts receivable [notes 5 and 16[b]]	193,180	293,510
Government assistance receivable [notes 5 and13[a]]	-	899,412
Prepaid expenses and deposits [note 5[b]]	124,264	134,101
Total current assets	2,449,945	6,945,402
Long-term investments [notes 5[a] and 6]	1,000	1,000
Property and equipment [note 7]	588,002	976,716
Intangible assets [note 8]	341,733	543,329
	3,380,680	8,466,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [notes 5, 9, 18 and 19]	933,827	1,901,016
Total current liabilities	933,827	1,901,016
Convertible royalty participation units [notes 5 and10]	193,920	6,246,441
Preferred shares [notes 5[a] and 11]	4	4
	1,127,751	8,147,461
Commitments and contingencies [notes 12 and 13]
Shareholders’ equity
Common shares [note 14[a]]	126,404,167	125,156,358
Equity portion of convertible royalty participation units [note 10]	4,554,165	4,554,165
Contributed surplus [note 14[b]]	9,339,195	8,090,768
Deficit	(138,044,598)	(137,482,305)
Total shareholders’ equity	2,252,929	318,986
	3,380,680	8,466,447

See accompanying notes

On behalf of the Board:

“Alistair Duncan”

“Pieter Dorsman”

Director

Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF
LOSS, COMPREHENSIVE LOSS AND DEFICIT

Years ended April 30

(Expressed in Canadian dollars)

	2009 $	2008 $	2007 $

REVENUE
Research and development services [notes 16 and 17]	198,133	6,224	18,921

EXPENSES
Research and development [notes 12[a], 13[a] and 14[e]]	3,278,433	6,369,513	7,493,622
General and corporate [notes 12[a], 14[e] and 14[g]]	2,950,857	3,568,580	3,615,945
Amortization [notes 7[a] and 8[a]]	407,944	516,765	821,959
Loss on disposal/write-down of property and equipment [note 7[b]]	106,491	62,733	25,452
Write-down of intangible assets [note 8[b]]	85,057	890,750	3,315,674
	6,828,782	11,408,341	15,272,652
Loss before other income (expenses)	(6,630,649)	(11,402,117)	(15,253,731)

Other income (expenses)
Accretion of convertible royalty participation units [note 10[b]]	(1,798,898)	(1,872,990)	(1,426,621)
Gain on adjustment of convertible royalty participation units [note 10[b]]	7,851,419	-	-
Interest income	78,584	439,417	611,217
Foreign exchange gain (loss)	(62,749)	70,429	16,963
	6,068,356	(1,363,144)	(798,441)
Loss and comprehensive loss for the year	(562,293)	(12,765,261)	(16,052,172)

Deficit, beginning of year	(137,482,305)	(124,717,044)	(108,664,872)
Deficit, end of year	(138,044,598)	(137,482,305)	(124,717,044)

Basic and diluted loss and comprehensive loss per common share	$(0.01)	$(0.14)	$(0.19)

Weighted average number of common shares outstanding	101,701,254	94,463,806	82,589,809

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30

(Expressed in Canadian dollars)

	2009 $	2008 $	2007 $

OPERATING ACTIVITIES
Loss for the year	(562,293)	(12,765,261)	(16,052,172)
Items not affecting cash:
Amortization	407,944	516,765	821,959
Loss on disposal/write-down of property and equipment	106,491	62,733	25,452
Write-down of intangible assets	85,057	890,750	3,315,674
Stock-based compensation	399,464	271,180	319,396
Issuance of deferred share units	62,400	—	96,000
Accretion of convertible royalty participation units and amortization of transaction costs	1,798,898	1,872,990	1,426,621
Gain on adjustment of convertible royalty participation units	(7,851,419)	—	—
Milestone to be paid by conversion of preferred shares	—	—	115,596
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	21,547	112,997	(115,175)
Amounts receivable	100,330	(68,929)	(116,385)
Government assistance receivable	899,412	(283,404)	(379,658)
Prepaid expenses and deposits	9,837	270,156	(42,528)
Accounts payable and accrued liabilities	(1,072,528)	(30,838)	(1,587,988)
Cash used in operating activities	(5,594,860)	(9,150,861)	(12,173,208)

FINANCING ACTIVITIES
Issuance of common shares/units, net of issue costs [note 14[a][ii]]	2,144,213	—	10,132,808
Issuance of convertible royalty participation units	—	—	7,732,360
Proceeds on exercise of stock options	—	—	9,517
Proceeds on exercise of warrants	—	36,567	331,105
Redemption of preferred shares	—	(1)	—
Repayment of capital lease obligation	—	—	(5,221)
Cash provided by financing activities	2,144,213	36,566	18,200,569

INVESTING ACTIVITIES
Funds from short-term investments	2,975,177	22,384,993	16,748,805
Purchase of short-term investments	(486,346)	(13,130,023)	(25,356,958)
Purchase of property and equipment	(15,239)	(482,063)	(218,130)
Proceeds on disposal of equipment	1,555	17,867	—
Cash provided by (used in) investing activities	2,475,147	8,790,774	(8,826,283)

Decrease in cash and cash equivalents	(975,500)	(323,521)	(2,798,922)
Cash and cash equivalents, beginning of year	2,620,994	2,944,515	5,743,437
Cash and cash equivalents, end of year	1,645,494	2,620,994	2,944,515

Supplemental cash flow information
Increase in preferred shares for development milestone achieved [note 11[a]]	—	—	115,596
Issuance of common shares on conversion of preferred shares for milestone payment [notes 11[a] and 14[a]]	—	115,596	—

See accompanying notes

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

1. BUSINESS OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

MIGENIX Inc. (the “Company”) is incorporated under the Business Corporations Act (British Columbia).  The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs for the treatment of infectious diseases to advance therapy, improve health and enrich lives.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred significant losses since inception and as at April 30, 2009 had working capital of $1,516,118 and an accumulated deficit of $138,044,598. Management has been able, thus far, to finance its cash requirements primarily from equity financings and payments from licensing agreements.

The Company’s ability to realize the carrying value of its assets is dependent on successfully advancing its technologies to market through the drug development and approval processes and ultimately achieving future profitable operations, the outcome of which cannot be predicted at this time, or in the alternative being able to sell the assets for proceeds equal to their carrying value or greater.

The Company received top-line Phase III clinical trial results for the Company’s most advanced program, OmigardTM in March 2009 [note 17[a]] – these results did not meet the primary endpoint of the study. In May 2009, the Company received notice of termination of its license agreement in respect of the OmigardTM program [note 22[a]]. Additionally, in April 2009 the Company received notice for termination of the option agreement in respect of its celgosivir program [note 17[c]]. The Company’s current financial resources are expected to be sufficient for operations into the first quarter of calendar 2010. The Company is currently concentrating its efforts on: (i) investigating opportunities for the OmigardTM product candidate; (ii) obtaining additional funds through licensing and non-dilutive financing arrangements; and (iii) continuing to reduce expenses, however, the outcome of these matters cannot be predicted at this time. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The following is a summary of significant accounting principles used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries incorporated under the laws of the State of Delaware, USA: MIGENIX Corp., M&M Holdings Inc., and Micrologix Biotech (USA) Inc.  All intercompany transactions and balances have been eliminated on consolidation.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements.  Actual results could differ from those estimates.

Foreign currency translation

The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars.  Under this method, monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the consolidated balance sheet date.  All other assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Exchange gains and losses are included in the determination of loss for the year.

Financial assets and liabilities

Financial assets and liabilities are initially recognized at fair value and their subsequent measurement depends on their classification, as described below. Their classification depends on the intended purpose when the financial instruments were acquired or issued, their characteristics and their designation by the Company in accordance with generally accepted accounting criteria. The following are the classifications of the Company’s financial assets and liabilities:

	Classification	Subsequent Measurement

Financial assets
Cash	Held for trading	Fair value
Cash equivalents	Held to maturity[1]	Amortized cost[2]
Short-term investments	Held to maturity[1]	Amortized cost[2]
Amounts receivable	Loans and receivables	Amortized cost[2]
Government assistance receivable	Loans and receivables	Amortized cost[2]
Long-term investment	Available-for-sale	Fair value[3]

Financial liabilities
Accounts payable and accrued liabilities	Other liabilities	Amortized cost[2]
Convertible royalty participation units, liability	Other liabilities	Amortized cost[2]
Preferred shares	Other liabilities	Amortized cost[2]

(1) the Company will determine the appropriate classification of new cash equivalents and short-term investments at the time of their purchase. Currently, the Company has classified all of its cash equivalents and short-term investments as held to maturity, as it has the positive intent and ability to hold the investments to maturity;

(2) amortized cost using the effective interest rate method; and

(3) the Company’s long-term investment in Spring Bank Pharmaceuticals Inc. (“Spring Bank”) is measured at cost due to there being no quoted market for the Spring Bank Series A preferred shares and common shares held by the Company.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Short-term investments

The Company considers all highly liquid financial instruments purchased with an original maturity greater than three months to be short-term investments.

Property and equipment

Property and equipment is recorded at cost less accumulated amortization. Amortization is provided over the expected useful lives as follows:

Furniture and equipment

20% declining balance

Computer equipment

30% declining balance

Leasehold improvements

Straight-line over the term of the leases

Technology licenses and acquired technology

Technology license costs and acquired technology are initially recorded based on the fair value of consideration paid.

Technology licenses and acquired technology are amortized using the straight-line method over their estimated useful lives of ten years.  The amounts shown for technology licenses and acquired technology do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development, out-licensing and commercialization of products based on these rights.

Patent costs

Patent costs incurred in the protection of intellectual property including the costs associated with the filing, obtaining and maintenance of patents in domestic and international jurisdictions pursuant to the Company’s technology licenses, acquired technologies, research and development activities are expensed in the period in which they are incurred, unless the Company believes the costs meet generally accepted accounting criteria for capitalization as an intangible asset.

Impairment of long-lived assets

Long-lived assets, consisting of property and equipment and intangible assets with finite useful lives, are reviewed for impairment when events or circumstances indicate that their carrying amount may not be recoverable. Impairment is assessed by comparing the carrying amount of the asset with pre-tax undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying amount of the asset over its fair value. Any impairment results in a write-down of the asset and is expensed at that time.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation.  Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases.  Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in rates is included in income in the period that includes the enactment date.  Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

Revenue recognition

Licensing revenues comprise initial fees and milestone payments derived from licensing arrangements.  Non-refundable milestone payments received are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement.  Initial fees and milestone payments received, which require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company.  Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values.

Research and development collaboration revenues consist of non-refundable research and development funding (excluding recovery of out-of-pocket costs) under collaborative agreements with the Company’s strategic partners. Research and development collaboration funding generally compensates the Company for non-clinical and clinical work performed by the Company, and is recognized as revenue when the research and development work is performed under the terms of the agreements. Funds received for reimbursement of out-of-pocket costs are recorded as a reduction in the associated expense.

Research and development costs

Research costs are expensed in the year incurred.

Development costs are expensed in the year incurred unless the Company believes the costs for a development project meet generally accepted accounting criteria for the capitalization as an intangible asset.

Government assistance

Government assistance is recognized when the expenditures that qualify for assistance are made and the Company has complied with the conditions for the receipt of the government assistance. Government assistance is recorded as a reduction of the related expense or cost of the asset acquired.  A liability to repay government assistance, if any, is recorded in the periods in which the conditions arise that cause the assistance to become repayable.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Loss per common share

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding contingently issuable common shares.  Since the Company’s stock options, deferred share units, warrants, convertible royalty participation units and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to the stock option plans described in note 14[d].  The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value.

Deferred share units

The Company has a deferred share unit plan, as described in note 14[g]. On the date of award, the fair value of the deferred share units awarded, being the fair value of the Company’s common shares at that date, is recorded as Contributed Surplus [note 14[b]] on the Company’s consolidated balance sheet and as compensation expense.

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.  All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

3. CHANGE IN ACCOUNTING POLICIES

Effective May 1, 2008, the Company adopted the following new recommendations of the CICA Handbook:

[a] General Standards of Financial Statements (Section 1400)

The additional requirements of Section 1400 require management to make an assessment of the Company's ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Disclosure requirements pertaining to Section 1400 are contained in note 1.

[b] Capital disclosures (Section 1535)

This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 20.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICIES (cont’d)

[c] Financial Instruments - Disclosures (Section 3862)

Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to Section 3862 are contained in note 5.

[d] Financial Instruments – Presentation (Section 3863)

Section 3863 provides standards for presentation of financial instruments and non-financial derivatives. Adoption of this standard had no impact on the Company’s financial instrument-related presentation disclosures.

[e] Goodwill and Intangible Assets (Section 3064)

Effective February 1, 2009, the Company early adopted the requirements of CICA Handbook Section 3064. Section 3064, replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Adoption of Section 3064 had no impact on the Company’s financial statements, except for the modification of the Company’s accounting policy for patent costs. Prior to the adoption of Section 3064, the Company expensed all patent costs in the period incurred. With the adoption of Section 3064, patent costs which meet the applicable criteria in Section 3064 can be capitalized and amortized over their estimated useful lives. None of the Company’s patent costs for the period February 1, 2009 to April 30, 2009 qualified to be capitalized pursuant to Section 3064.

4.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED

[a] International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board of the CICA announced that Canadian generally accepted accounting practices for publicly accountable enterprises will be converged with IFRS for fiscal years beginning on or after January 1, 2011. The Company will be required to report under IFRS for its fiscal year beginning May 1, 2011. The Company is currently preparing for the switchover to IFRS and assessing the impact of IFRS on its operations.

 [b] Business Combinations (Section 1582), Consolidated Financial Statements (Section 1601) and Non-Controlling Interests (Section 1602)

Effective May 1, 2011, the Company will be required to adopt the requirements of the CICA Handbook Sections 1582, 1601 and 1602. Section 1582, which replaces the former Section 1581 with the same title, establishes new accounting standards for business combinations. Section 1601, which replaces the former Section 1600 with the same title, establishes new standards for the preparation of consolidated financial statements. Section 1602, establishes standards on accounting for non-controlling interests in a subsidiary in consolidated financial statements prepared subsequent to a business combination. The Company will be assessing the impact that these new standards will have on its financial position and results of operations in conjunction with its changeover to IFRS.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS

[a] Fair value

The following table summarizes the carrying and fair values of the Company’s financial assets and liabilities at April 30, 2009 and 2008:

	April 30, 2009		April 30, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$

Financial assets
Held for trading
Cash	362,013	362,013	718,274	718,274
Held to maturity
Cash equivalents	1,283,481	1,283,609	1,902,720	1,902,572
Short-term investments	487,007	487,213	2,997,385	2,997,257
	1,770,488	1,770,822	4,900,105	4,899,829
Loans and receivables
Amounts receivable	193,180	193,180	293,510	293,510
Government assistance receivable	-	-	899,412	899,412
	193,180	193,180	1,192,922	1,192,922
Available for sale
Long-term investment	1,000	n/a	1,000	n/a

Total financial assets	2,326,681	2,326,015	6,812,301	6,811,025

Financial liabilities
Other liabilities
Accounts payable and accrued liabilities	933,827	933,827	1,901,016	1,901,016
Convertible royalty participation units	193,920	771,000	6,246,441	4,066,170
Preferred shares	4	4	4	3
	1,127,751	1,704,831	8,147,461	5,967,189

Total financial liabilities	1,127,751	1,704,831	8,147,461	5,967,189

The fair values of the Company’s cash equivalents and short-term investments are derived from their quoted values.

The carrying amounts of the Company’s amounts receivable, government assistance receivable, and accounts payable, approximate fair value due to their short-term nature.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

[a] Fair value (cont’d)

The fair value of long-term investments has not been disclosed because of the unavailability of quoted market prices for the Spring Bank Series A preferred shares and common shares held by the Company. The Company does not currently have the intent to sell its investment in Spring Bank.

The fair value of the Company’s outstanding preferred shares at April 30, 2009 and 2008 is estimated to be US$3 based on the redemption price for such preferred shares and no milestones underlying the outstanding preferred shares were achieved at April 30, 2009 and 2008.

The fair value of the convertible royalty participation units at April 30, 2009 is estimated to be approximately $771,000 based on the April 30, 2009 closing price of the Company’s common shares of $0.035 and the number of common shares issuable by the Company if 100% of the convertible royalty participation units were converted as of April 30, 2009 [April 30, 2008 - $4,066,170 based on $0.23 closing price per common share]. There is no quoted market price for the Company’s convertible royalty participation units.

[b] Financial risk management

The Company is exposed to certain financial risks, including credit risk, market risk and liquidity risk:

Credit risk. The Company is exposed to credit risk on its cash, cash equivalents, short-term investments, amounts receivable, government assistance receivable and deposits in the event of non-performance of the other parties. At April 30, 2009 and 2008, the Company’s maximum credit risk exposure is as follows:

	April 30, 2009 $	April 30, 2008 $

Cash	362,013	718,274
Cash equivalents	1,283,481	1,902,720
Short-term investments	487,007	2,997,385
Amounts receivable	193,180	293,510
Government assistance receivable	-	899,412
Prepaid expenses and deposits	124,264	134,101
	2,449,945	6,945,402

The bulk of the Company’s cash balances are in accounts at a major Canadian chartered bank [April 30, 2009 - $358,827; April 30, 2008 - $696,457]. Consequently, management considers the risk of non-performance related to cash to be minimal.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

[b] Financial risk management (cont’d)

Credit risk (cont’d).

The Company has an investment policy governing the purchase of cash equivalents and short-term investments and the Company monitors these investments on a regular basis. The investment policy contains objectives for the purchase of investments including preservation of capital, liquidity and return, as well as specifying minimum credit ratings for investments, types of permitted investments and diversification requirements. The Company’s investment policy is periodically reviewed by the Company’s audit committee. At April 30, 2009 $1,279,963 [April 30, 2008 - $1,798,620] of the Company’s cash equivalents and $487,007 [April 30, 2008 - $2,997,385] of the Company’s short-term investments were in an account at an investment firm owned by a Canadian chartered bank. The investments at April 30, 2009 were in bank sponsored asset backed commercial paper (three entities all with R1 High credit rating, with six maturities from May 14, 2009 to July 6, 2009) [April 30, 2008 - $4,316,576 in bank sponsored asset backed commercial paper (four entities) and $479,429 was in a Canadian chartered bank deposit note].   Consequently, management considers the risk of non-performance related to cash equivalents and short-term investments to be minimal.

The Company does not currently maintain a provision for bad debts as the majority of amounts receivable are amounts recoverable under license agreements and refundable sales taxes and the Company expects to collect these amounts.  The aging of amounts receivable at April 30, 2009 is as follows:

	April 30, 2009 $	April 30, 2008 $

Current including amounts not billed	93,441	36,577
Past due 30 – 90 days	18,552	13,725
Past due greater than 90 days	81,187	243,208
	193,180	293,510

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

[b] Financial risk management (cont’d)

Market risk. Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or valuation of its financial instruments.

Interest rate risk: The Company’s cash equivalents and short-term investments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments prior to their maturity. The Company’s practice is to hold such investments till their maturity. At April 30, 2009 the Company’s cash equivalents and short-term investments had weighted average interest rates of 1.1% and 1.1%, respectively [April 30, 2008 – 3.4% and 3.8%, respectively] (for additional information on these investments see “Credit risk” above).

Currency risk: The Company is exposed to financial risk related to fluctuation of foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily expenses for the Company’s patent portfolio and research and development activities incurred in US dollars (“USD”). The Company may also incur Euro denominated development costs. The Company believes that the results of operations, financial position and cash flows would be affected by a sudden change in foreign exchange rates, but would not impair or enhance its ability to pay its USD and Euro denominated obligations. The Company maintains USD cash balances to fund its short-term USD expenditure requirements, however the Company must periodically purchase USD and Euros to meet its foreign currency requirements. USD balances at April 30, 2009 and 2008 are as follows:

	April 30, 2009 $	April 30, 2008 $

Cash	175,371	89,298
Cash equivalents	2,949	103,356
Amounts receivable	105,513	63,975
Accounts payable and accrued liabilities	(238,466)	(691,846)
Net USD currency (exposure)	45,367	(435,217)

There were no Euro balances as at April 30, 2009 and 2008.

A 5% weakening of the Canadian dollar against the USD at April 30, 2009 would have decreased the loss for the year ended April 30, 2009 by approximately $3,000 [2008 - $22,000 increase in loss]. A 5% strengthening of the Canadian dollar against the USD at April 30, 2009 would have increased the loss for the year ended April 30, 2009 by approximately $3,000 [2008 - $22,000 decrease in loss].

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

[b] Financial risk management (cont’d)

Liquidity risk. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the board of directors considers securing additional funds through equity, debt or partnering transactions. The board of directors approves the Company’s annual operation and capital budgets as well as any material transactions outside the ordinary course of business.

The net liquidity of the Company is considered to be the cash, cash equivalents and short-term investments available less accounts payable and accrued liabilities. The Company’s obligation under the convertible royalty participation units [note 10] is not included in the net liquidity and contractual maturities analyses below, as the obligation is payable from royalties from two of the Company’s product candidates, conversion into the Company’s common shares, or a combination of payments from the royalties and conversion into common shares.  At April 30, 2009 and 2008 net liquidity is as follows:

	April 30, 2009 $	April 30, 2008 $

Cash and cash equivalents	1,645,494	2,620,994
Short-term investments	487,007	2,997,385
Accounts payable and accrued liabilities	(933,827)	(1,901,016)
	1,198,674	3,717,363

At April 30, 2009 and 2008 the following are the contractual maturities of the Company’s accounts payable and accrued liabilities:

	April 30, 2009 $	April 30, 2008 $

Less than 91 days	572,084	1,098,061
91 days to 1 year	37,442	415,887
Timing of payment controlled by the Company/no time specified	193,500	244,117
Provisions by the Company that may or may not be paid	130,801	142,951
	933,827	1,901,016

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

6. LONG-TERM INVESTMENTS

On December 17, 2003, the Company entered into a license agreement with Spring Bank Pharmaceuticals Inc. (“Spring Bank”), a U.S. development stage company, whereby the Company granted Spring Bank the worldwide rights to a dinucleotide analogue compound (SB-9000) acquired in September 2002 from Origenix Technologies Inc.  As consideration for the license granted, the Company received 4,000 Series A, non-voting, convertible and redeemable preferred shares of Spring Bank pursuant to a stock purchase agreement dated December 17, 2003.

On April 30, 2008, the Company and Spring Bank entered into an amendment to the December 17, 2003 stock purchase agreement whereby the Company exchanged the 4,000 Series A, non-voting, convertible, redeemable preferred shares of Spring Bank for 1,000,000 new Series A non-voting, convertible preferred shares of Spring Bank. As consideration for the amendment and as compensation for legal expenses incurred, the Company will receive 50,000 common shares of Spring Bank. The 1,000,000 Series A preferred shares represent 100% of the total outstanding preferred shares of Spring Bank at April 30, 2009 and combined with the 50,000 common shares held by the Company represent approximately 26% of the total number of equity shares outstanding at April 30, 2009.

The Company has accounted for its investment in Spring Bank using the cost basis of accounting due to restrictions placed on its ability to influence strategic operating, financing and investing activities. The investment in Spring Bank has been recorded at a nominal amount of $1,000.  In addition, the Company may receive in the future, payments aggregating US$3,500,000 upon the achievement of certain clinical development milestones and royalties on net sales and sublicensing revenues.  Spring Bank is responsible for all development and related patent costs.

The 1,000,000 Series A preferred shares in Spring Bank have a liquidation preference of US$1,000,000 and are convertible into common shares of Spring Bank at any time at the Company’s option or automatically upon an initial public offering by Spring Bank, initially on a one-for-one basis and adjusted thereafter to reflect certain share transactions or reorganizations.

7. PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2009
Furniture and equipment	2,218,317	1,810,206	408,111
Computer equipment	542,371	438,699	103,672
Leasehold improvements	273,336	197,117	76,219
	3,034,024	2,446,022	588,002

2008
Furniture and equipment	2,818,467	2,220,757	597,710
Computer equipment	672,786	501,410	171,376
Leasehold improvements	273,336	65,706	207,630
	3,764,589	2,787,873	976,716

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

7. PROPERTY AND EQUIPMENT (cont’d)

During the year ended April 30, 2009:

[a] amortization expense for property and equipment was $291,405 [2008 - $280,351; 2007 - $239,444]; and

[b] loss on disposal/write-down of property and equipment was $106,491 [2008 - $62,733; 2007 - $25,452].

8. INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2009
Acquired technology	976,379	634,646	341,733
Technology licenses	798,015	798,015	-
	1,774,394	1,432,661	341,733

2008
Acquired technology	976,379	537,008	439,371
Technology licenses	798,015	694,057	103,958
	1,774,394	1,231,065	543,329

[a]

During the year ended April 30, 2009, amortization expense for intangible assets was $116,539 [2008 - $236,414; 2007 - $582,515].

[b]

During the year ended April 30, 2009, the Company performed reviews of the carrying value of its intangible assets and as a result $85,057 [2008 - $890,750; 2007 - $3,315,674] of net book value was written off.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2009 $	2008 $

Trade accounts payable	317,280	489,384
Accrued compensation	271,652	736,904
Accrued contract research	177,368	438,608
Accrued liabilities and other	167,527	236,120
	933,827	1,901,016

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

10. CONVERTIBLE ROYALTY PARTICIPATION UNITS

	Number of Units	Debt Component $	Equity Component $

Balance, April 30, 2007	29,465	4,846,710	4,554,165
Accretion of royalty obligation [note 10[b]]	-	1,860,144	-
Deferred transaction costs	-	(473,259)	-
Amortization of transaction costs [note 10[b]]	-	12,846	-
Balance, April 30, 2008	29,465	6,246,441	4,554,165
Accretion of royalty obligation [note 10[b]]	-	1,763,432	-
Amortization of transaction costs [note 10[b]]	-	35,466	-
Gain on adjustment [note 10[b]]	-	(7,851,419)	-
Balance, April 30, 2009	29,465	193,920	4,554,165

[a] Issuance of Convertible Royalty Participation Units

On May 3, 2006, the Company completed a financing of $8,839,500 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals [notes 17[a] and 22[a]] and Cutanea Life Sciences [note 17[b]].  A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is payable as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit.  In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders. In the event of the termination of the Cadence or Cutanea license agreements and should the Company within one year thereafter enter into an agreement with a third party for similar rights, the royalties from such new agreement(s) would be included in the above determination of the royalties payable to the unit holders.

The units can be converted at any time, at the option of the holder, into the Company’s common shares at 748 common shares per unit based on the adjusted conversion price of $0.40 per common share (the conversion price was adjusted for the Company’s rights offering completed March 2009 [note 14[a][ii]]; prior to the adjustment, the conversion was 600 common shares per unit based on a conversion price of $0.50 per common share), with the number of common shares reduced proportionately for royalties received by the unit holders.  Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater.

The Company’s obligation to pay royalties from the license agreements and to issue common shares upon conversion of a unit terminates upon the earlier of: [i] the date $1,000 of royalties has been paid in respect of the unit; [ii] the date the unit is converted into common shares; and [iii] May 3, 2021.

The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements.  The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received, and certain other events.  In the event of default, the Company would become obligated to pay the unit holders $1,000 per unit less any royalties paid in respect of the unit.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

10. CONVERTIBLE ROYALTY PARTICIPATION UNITS (cont’d)

[a] Issuance of Convertible Royalty Participation Units (cont’d)

The $8,839,500 of proceeds on issuance of the convertible royalty participation units have been classified in the Company’s consolidated financial statements according to the separate equity and debt component parts using the relative fair value method resulting in: [i] $4,554,165 (net of $812,662 of costs) being allocated to the equity portion of convertible royalty participation units representing the pro-rata fair value of the conversion feature as determined by the Black-Scholes option pricing model; and [ii] $3,472,673 being initially allocated to the carrying value of the debt component of the convertible royalty participation units (inclusive of $525,843 of deferred transaction costs).

Upon conversion of any of the convertible royalty participation units into common shares, the carrying value of the equity component plus the carrying value of the debt component would be reclassified as common share capital.

[b] Accretion, amortization and gain on adjustment

The $2,946,830 initial carrying value of the debt component of the convertible royalty participation units (net of $525,843 of deferred transaction costs) was being accreted to the maximum royalties payable of $29,465,000 (would be reduced for actual royalties paid, any units converted into common shares and should the Company’s estimate of the probable royalties payable decline below $29,465,000). The OmigardTM results on March 12, 2009 [note 17[a]] and the resulting uncertainty for the OmigardTM program [notes 1 and 22[a]] led the Company to reduce its estimate of the probable royalties payable to the unit holders over the royalty payment term to $7,265,000. The Company will periodically review and if appropriate update its estimate of the probable royalties payable to the unit holders based on future developments in the OmigardTM program and the license agreement with Cutanea Life Sciences.

As a result of the Company’s reduced estimate of the probable royalties payable to the unit holders over the royalty payment term, the Company, using the effective interest method, adjusted the carrying amount of the debt component of the convertible royalty participation units at March 12, 2009 to $183,598 from $8,035,017 and recorded a $7,851,419 gain in net income for the year ended April 30, 2009.

For the year ended April 30, 2009, the accretion of the convertible royalty participation units amounted to $1,763,432 ($1,753,110 for the period May 1, 2008 to March 12, 2009; and $10,322 for the period March 13, 2009 to April 30, 2009) [2008 - $1,860,144; 2007 - $1,374,037] and the amortization of deferred transaction costs amounted to $35,466 [2008 - $12,846; 2007 - $52,584].

11. PREFERRED SHARES

There are an unlimited number of preferred shares without par value, issuable in series, authorized for issuance. At April 30, 2009, the Company has 5,250,000 [2008 - 5,250,000; 2007 - 9,350,000] convertible redeemable preferred shares outstanding, issued in three [2008 - three; 2007 - four] series.  As the Company can elect to settle the milestone obligations underlying the preferred shares by converting the applicable number of preferred shares into the Company’s common shares based on the future trading price of the Company’s common shares and/or redeeming the applicable number of preferred shares, all the preferred shares have been classified as a liability.  The number and series of preferred shares issued and outstanding are summarized as follows:

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

11. PREFERRED SHARES (cont’d)

[a]

Preferred shares, Series A and B

	Series A		Series B
	Number of Shares #	Amount $	Number of Shares #	Amount $

Balance, April 30, 2007	350,000	57,799	1,000,000	57,800
Converted into common shares pursuant to milestone payment [note 14[a]]	(50,000)	(57,798)	(50,000)	(57,798)
Balance, April 30, 2008 and 2009	300,000	1	950,000	2

In May 2007, the Company issued 158,342 common shares at an aggregate value of $115,596 upon the conversion of 50,000 Series A and 50,000 Series B preferred shares for a milestone achieved in the Company’s lipopeptide program.

The 300,000 Series A held by Ardea Biosciences Inc (formerly Intrabiotics Pharmaceuticals, Inc) and the 950,000 Series B preferred shares held by BioSource Pharm, Inc at April 30, 2009 represent up to US$300,000 and US$950,000, respectively in potential future milestone payments related to drug development milestones in the Company’s lipopeptide and polyene programs.  Upon the achievement of any of the milestones, the applicable number of Series A and Series B preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share.  As the achievement of any of the milestones for the redemption or conversion of the Series A and Series B preferred shares are uncertain, the Series A preferred shares have been recorded at an aggregate value of $1 and the series B preferred shares have been recorded at an aggregate value of $2. Effective May 20, 2010, the Company at its option can redeem the then outstanding Series A preferred shares for an aggregate value of US$1 and the then outstanding Series B preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series A or Series B preferred shares into common shares the conversion will be based upon the greater of: [i] the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Average Price”), and [ii] $0.29 per common share.  If the Average Price is less than $0.29 and/or the average closing price of the Company’s common shares for the 20 trading days subsequent to a conversion date is less than the Average Price, the Company is obligated to pay the difference in cash for the applicable number of common shares.  At April 30, 2009 a maximum of 9,728,204 common shares can be issued by the Company upon conversion of Series A and Series B preferred shares.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

11. PREFERRED SHARES (cont’d.)

 [b]

Preferred shares, Series D

	Number of Shares #	Amount $

Balance, April 30, 2007, 2008 and 2009	4,000,000	1

The 4,000,000 Series D preferred shares outstanding at April 30, 2009 represent up to US$4,000,000 in potential future milestone payments to Virogen Limited related to drug development milestones in the Company’s celgosivir program.  Effective December 19, 2008 the Company restructured its milestone obligations associated with the Series D preferred shares such that the milestones are not payable by the Company should they be achieved by a non-affiliated licensee and the Company is responsible for the payment of royalties on milestone and other revenues received from such non-affiliated licensees.

Upon the achievement of any of the milestones the applicable number of Series D preferred shares are, at the Company’s option either convertible into common shares of the Company or redeemable for cash at US$1 per Series D preferred share.  As the achievement of the milestones for the redemption or conversion of the 4,000,000 Series D preferred shares are uncertain, the Series D preferred shares have been recorded at an aggregate value of US$1.  The Company at its option may at any time redeem the then outstanding Series D preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series D preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date.  At April 30, 2009 a maximum of 11,778,846 common shares can be issued by the Company upon conversion of Series D preferred shares.

[c]

Preferred shares, Series E

	Number of Shares #	Amount $

Balance, April 30, 2007	4,000,000	1
Redeemed and cancelled pursuant to preferred share terms	(4,000,000)	(1)
Balance, April 30, 2008 and 2009	—	—

During the year ended April 30, 2008, the Company redeemed and cancelled 4,000,000 Series E preferred shares for an aggregate of US$1 following the expiration of the milestone obligations underlying the Series E preferred shares. The 4,000,000 Series E preferred shares outstanding at April 30, 2007 represented up to US$4,000,000 in potential future milestone payments related to the Company’s acquisition of MitoKor Inc. in August 2004.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

12. COMMITMENTS

[a]

Premises lease agreements

The Company has the following future annual minimum lease commitments through December 2009 with respect to its office and research premises in Vancouver, Canada:

Year ending April 30	$

2010	199,286

The Vancouver office and research premises leases expire December 2009.

Rent expense for the year ended April 30, 2009 amounted to $334,725 [2008 - $510,686; 2007 - $464,773]. This expense has been allocated to research and development $256,984 [2008 - $287,222; 2007 - $252,686] and general and corporate $77,741 [2008 - $223,464; 2007 - $212,087].

[b]

Research, manufacturing, service, acquisition and license agreements

[i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company.  The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at April 30, 2009 and 2008, there were no royalties payable.

 [ii]

As at April 30, 2009, the Company has commitments to fund $16,570 of expenditures through April 30, 2010 pursuant to research, manufacturing, and service agreements. Of this amount, approximately $2,535 (US$2,125) is denominated in US dollars.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$8,250,000 of which US$5,250,000 can be settled at the Company’s option by the conversion and/or redemption of preferred shares issued by the Company as described in note 11.

 [c]

Employment Contracts and Severance Agreements

During the year ended April 30, 2009, the Company entered into agreements with the Company’s former President & CEO and other executives in respect of restructuring their severance. Pursuant to these agreements the Company is required to pay upon the achievement of specified milestones up to approximately $1,151,000 to such executives. These commitments expire as follows: [i] approximately $878,000 between August 10, 2010 and December 31, 2010; and [ii] approximately $273,000 the later of: December 31, 2012 and twelve months from termination of the executive’s employment. No milestones pertaining to these severance payments have been achieved and none of the $1,151,000 has been recorded in the Company’s accounts at April 30, 2009 and 2008.

During the year ended April 30, 2009, the Company entered into agreements with six employees of the Company in respect of a voluntary reduction in their salaries. Pursuant to these agreements the Company is required to pay upon the achievement of specified milestones up to approximately $85,000 to such employees. These commitments expire December 31, 2009. No milestones pertaining to these bonus payments have been achieved and none of the $85,000 has been recorded in the Company’s accounts at April 30, 2009 and 2008.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

13. CONTINGENCIES

[a] Government of Canada Industrial Technologies Office Contribution Agreement

In March 2005, the Company entered into an agreement with the Government of Canada under the former Technology Partnerships Canada (“TPC”) program. TPC projects are now managed by Industry Canada’s Industrial Technologies Office (“ITO”). The ITO funding covered  approximately 26% of eligible research and development costs in the Company’s lipopeptide program (MX-2401) up to a maximum contribution from ITO of approximately $9,266,000.

As a result of the reductions in the Company’s operations, discussions with ITO have occurred regarding the status of the MX-2401 program, and the Company’s ability to advance MX-2401 development under the agreement. The Company and ITO are now working towards the termination of the agreement. Pursuant to the current ITO agreement the Company is required to pay royalties to ITO should the MX-2401 project be determined a success based on certain factors including MX-2401 receiving regulatory approval for marketing in Canada and the United States.  The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30,400,000.  The royalty rate is reduced to 1.2% should the cumulative royalties reach $20,260,000. If the cumulative royalties have not reached $20,260,000 by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20,260,000. Additionally, the ITO agreement provides that in the event of a default by the Company, ITO may require the Company to repay all or part of the ITO contributions received to date. The Company is unable at this time to predict the outcome of termination of the ITO agreement, including royalties to ITO or repayments of ITO contributions, if any. Royalties and contribution repayments, if any, that may be paid to ITO would be accounted for in the period in which conditions arise that will cause the contributions to be repayable or royalties to be payable.

As of April 30, 2009 the Company had received $1,133,075 of ITO contributions pursuant to the ITO agreement. The ITO contributions have been recorded as a reduction in research and development expenses. The Company is no longer recording any ITO contributions as being receivable and during the year ended April 30, 2009 the Company reversed $372,101 of ITO contributions originally recorded as government assistance receivable. This reversal resulted in a $372,101 increase in research and development expenses during the year ended April 30, 2009. The Company recorded $283,404 in the year ended April 30, 2008 [2007 - $531,558] as being the contribution payable by ITO to the Company of which $899,412 was included in government assistance receivable at April 30, 2008.

[b] Indemnification

The Company enters into agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of any third party claims or damages arising from these agreements.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not incurred any liabilities pursuant to these indemnifications and no amount has been accrued in the Company’s consolidated financial statements with respect to these indemnification obligations.  The Company maintains liability insurance that reduces this exposure and may enable the Company to recover all or some future amounts paid, if any, less any deductible amounts pursuant to the terms of the respective policies.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

14. SHARE CAPITAL

[a]

Common shares

There are an unlimited number of common shares without par value authorized for issuance. Common share transactions and the number of common shares issued and outstanding are summarized as follows:

	Number of Common Shares	Amount
	#	$
Balance, April 30, 2007	94,237,205	124,994,216
Conversion of Series A preferred shares pursuant to milestone payment [note11[a]]	79,171	57,798
Conversion of Series B preferred shares pursuant to milestone payment [note11[a]]	79,171	57,798
Issued for cash pursuant to exercise of warrants [note 14[a][i]]	68,259	36,567
Amount transferred from contributed surplus pursuant to exercise of warrants [note 14[a][i]]	—	9,979
Balance, April 30, 2008	94,463,806	125,156,358
Issued for cash pursuant to rights offering [note 14[a][ii]]	47,231,903	1,247,809
Balance, April 30, 2009	141,695,709	126,404,167

 [i] Warrants Exercised: During the year ended April 30, 2008 warrants for the purchase of 9,759 common shares at $0.45 per common share and 58,500 common shares at $0.55 per common share were exercised for aggregate cash proceeds of $36,567 and $9,979 was also transferred to common share capital from contributed surplus pursuant to the exercise of these warrants [note 14[b]].

[ii] Rights Offering:  In March 2009, the Company completed a rights offering of 47,231,903 units at a price of $0.05 per unit for gross proceeds of $2,361,595, with each unit consisting of one common share and one common share purchase warrant (total of 47,231,903 common shares and 47,231,903 warrants).  Each whole warrant allows for the purchase of one common share at a price of $0.10 per common share (40,913,160 on or before March 5, 2010 and 6,318,743 on or before March 13, 2010).  In connection with the rights offering the Company incurred $327,223 in legal, professional and other costs.  An estimated fair value of $786,563, determined using the Black-Scholes model (net of transaction costs) has been allocated to the warrants issued in this public offering and such value has been deducted from the proceeds of the offering allocated to common shares and has been recorded as contributed surplus [note 14[b]].

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d)

[b]

Contributed surplus

Amount $

Balance April 30, 2007	7,829,567
Amount transferred to common share capital pursuant to exercise of warrants exercised [note 14[a][i]]	(9,979)
Stock-based compensation stock options [note 14[e]]	271,180
Balance, April 30, 2008	8,090,768
Warrants issued in rights offering [note 14[a][ii]]	786,563
Stock-based compensation stock options [note 14[e]]	399,464
Deferred share units issued to directors [note 14[g]]	62,400
Balance, April 30, 2009	9,339,195

[c]

Shareholder Rights Plan

On July 31, 2000, the Company adopted a Shareholder Rights Plan (“Plan”) to protect its shareholders from unfair, abusive or coercive takeover strategies.  The Plan was approved by the shareholders of the Company on September 7, 2000 and was reconfirmed by shareholders at the 2005 annual general meeting of the Company held on September 6, 2005.  Under the Plan, holders of common shares are entitled to one share purchase right for each common share held. Generally, if any person or group makes a takeover bid, other than a bid permitted under the Plan (a Permitted Bid) or acquires 20% or more of the Company’s outstanding common shares without complying with the Plan, the Plan will entitle holders of share purchase rights to purchase, in effect, common shares of the Company at 50% of the prevailing market price.  A takeover bid for the Company can avoid the dilutive effects of the share purchase rights, and become a Permitted Bid, if it complies with the provisions of the Plan or if it is approved by the Company’s Board of Directors. Amendments to the Plan approved by shareholders at the 2005 annual general meeting were limited in number and effect. Amendments included: [i] removing the application of the Plan to “flip-over events” as defined in the original agreement; and [ii] various technical amendments, reflecting changes in the Company’s name and British Columbia corporate statutes since the initial Plan and the correction of certain typographical and similar errors.  The Plan as amended will remain in effect until July 31, 2010, unless terminated earlier.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[d]

 Stock options

The Company has three stock option plans pursuant to which stock options have been granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members. Options granted to non-executive directors under the stock option plans generally vest immediately and options granted to other optionees generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors. Options are exercisable for five years from the date of vesting.

[i]

2006 Option Plan. The 2006 stock option plan (“2006 Plan”) was approved by the shareholders on September 12, 2006.  With the approval of the 2006 Plan all new options granted by the Company will be made under the 2006 Plan.  The number of common shares reserved for issuance under the 2006 Plan was initially 2,000,000 and this is increased by any common shares that become available for the granting of new options under the 1996 Plan [note 14[d][ii]] and the 2000 Plan [note 14[d][iii]] that are transferred to the 2006 Plan.  The number of common shares reserved for issuance under the 1996 Plan and the 2000 Plan transferred to the 2006 Plan during the period September 12, 2006 to April 30, 2009 was 738,625 and 2,566,350 respectively.  At the Company’s annual shareholder meeting on October 31, 2009, a further 2,000,000 common shares was approved and reserved for the granting of new options under the 2006 Plan.  No options were exercised pursuant to the 2006 Plan during the year ended April 30, 2009. As at April 30, 2009, there are stock options for the purchase of 3,688,923 [April 30, 2008 – 806,975] common shares outstanding pursuant to the 2006 Plan and 3,616,052 common shares are available for future option grants.

 [ii]

1996 Option Plan. The 1996 stock option plan (“1996 Plan”) was approved by the shareholders in 1996.  The 1996 Plan was not used for the grant of new options between July 2000 and February 2002 and the Company resumed the grant of options under this plan effective March 28, 2002. On February 9, 2006, the grant of new options under the 1996 Plan terminated pursuant to the terms of the plan. During the period September 12, 2006 to April 30, 2009 738,625 common shares reserved for issuance under the 1996 Plan were transferred to the 2006 Plan [note 14[d][i]]. During the year ended April 30, 2009 options for the purchase of 413,875 common shares expired unexercised. As at April 30, 2009, there are stock options for the purchase of 558,125 [April 30, 2008 - 972,000] common shares outstanding pursuant to the 1996 Plan.

[iii]

2000 Option Plan. The 2000 stock option plan (“2000 Plan”), effective July 31, 2000, was approved by the shareholders on September 7, 2000.  With the approval of the 2006 Plan on September 12, 2006, no new options will be granted under the 2000 Plan and during the period September 12, 2006 to April 30, 2009 2,566,350 common shares reserved for issuance under the 2000 Plan were transferred to the 2006 Plan [note 14[d][i]].  During the year ended April 30, 2009 options for the purchase of 832,131 common shares expired pursuant to the 2000 Plan. As at April 30, 2009, there are stock options for the purchase of 1,423,525 [April 30, 2008 – 2,255,656] common shares outstanding pursuant to the 2000 Plan.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[d]

Stock options (cont’d)

 [iv]

Stock option transactions and the number of stock options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans are summarized as follows:

	Number of Optioned Common Shares #	Weighted Average Exercise Price $

Balance, April 30, 2007	4,071,002	0.94
Options granted	750,175	0.67
Options forfeited/expired	(786,546)	1.26
Balance, April 30, 2008	4,034,631	0.83
Options granted	3,716,848	0.16
Options forfeited/expired	(2,080,906)	0.80
Balance, April 30, 2009	5,670,573	0.40

[v]

The following table summarizes information about options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans at April 30, 2009:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Exercisable #	Weighted Average Exercise Price $

0.09-0.13	1,775,600	0.11	4.8	1,319,150	0.11
0.14-0.20	-	-	-	-	-
0.21-0.30	1,367,248	0.21	4.4	1,355,998	0.21
0.31-0.45	935,000	0.42	2.6	908,750	0.42
0.46-0.68	715,600	0.62	4.1	439,275	0.61
0.69-1.02	433,125	0.86	0.8	433,125	0.86
1.03-1.53	352,500	1.11	1.8	352,500	1.11
1.54-2.30	85,500	1.84	1.0	85,500	1.84
2.31-3.45	-	-	-	-	-
3.46-5.18	500	5.03	0.8	500	5.03
5.19-6.21	5,500	5.76	0.6	5,500	5.76
	5,670,573	0.40	3.7	4,900,298	0.41

[e]

Stock-based compensation

The estimated fair value of options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002 is amortized to expense over the vesting period of the stock options resulting in compensation expense of  $399,464 during the year ended April 30, 2009 [2008 - $271,180; 2007 - $319,396]. This expense has been allocated to research and development $58,738 [2008 - $123,384; 2007 - $77,926] and general and corporate $340,726 [2008 - $147,796; 2007 - $241,470] on the same basis as cash compensation.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[e]

Stock-based compensation (cont’d)

The weighted average fair value of stock options granted during the year ended April 30, 2009 was $0.10 per share [2008 - $0.45; 2007 - $0.31].  The estimated fair value of stock options granted in the respective periods was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2009	2008	2007

Annualized volatility	79.0%	76.1%	76.4%
Risk-free interest rate	3.2%	4.5%	4.3%
Expected life	5.3 years	5.5 years	5 years
Dividend yield	0.0%	0.0%	0.0%

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

[f]

Warrants

[i] Warrants for the purchase of common shares. As at April 30, 2009, the Company had warrants outstanding for the purchase of 60,668,453 [April 30, 2008 – 18,190,301] common shares as follows:

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)

40,913,160 (1)	$0.10	March 5, 2010
6,318,743 (1)	$0.10	March 13, 2010
883,950 (2,3)	$0.50	May 3, 2009
12,430,091 (4)	$0.62(4)	December 6, 2011
122,509 (5)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
60,668,453	Average = $0.24(6)

(1)

These warrants were issued as part of the March 2009 rights offering [note 14[a][ii]].

(2)

These warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares [note 22[b]].

(3)

These warrants were issued to the agent as part of the May 2006 Convertible Royalty Participation Units offering [note 10].

(4)

These warrants were issued as part of the December 2006 bought deal offering. As a result of the Company’s rights offering [note 14[a][ii]] the exchange basis of these warrants was adjusted from 1 common share per warrant to 1.2906 common shares per warrant, reducing the price per common share from $0.80 to $0.62.

(5)

These warrants were assumed as part of the acquisition of MitoKor.

(6)

Weighted average exercise price using closing April 30, 2009 exchange rate of US$1.00 equals $1.1930.

During the year ended April 30, 2009 warrants for the purchase of 7,552,592 common shares at exercise prices ranging from $0.45 to $0.55 per common share expired unexercised.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[f] Warrants (cont’d)

[ii] Warrants for the purchase of units. During the year ended April 30, 2009, warrants for the purchase of 963,125 units at an exercise price of $0.60 per unit, expired unexercised. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allowed for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011.

[g]

Deferred share units

Number of Common Shares #

Balance, April 30, 2007 and 2008	160,000
Awarded to non-management directors	320,000
Balance, April 30, 2009	480,000

On September 12, 2006 shareholders of the Company approved a deferred share unit plan. Under the deferred share unit plan, 750,000 common shares have been reserved for issuance. A deferred share unit represents a future right to receive, at the option of the Company, one common share or its equivalent fair market value in cash at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to the Company.

On May 29, 2008, the Company awarded 320,000 deferred share units to non-management directors of the Company. As of the date of award, the Company recorded additional compensation expense and contributed surplus of $62,400 based on the closing price of the Company’s common shares of $0.195 on the date of award. This expense has been allocated on the same basis as cash compensation resulting in $62,400 being allocated to general and corporate for the year ended April 30, 2009 [2008 - $nil; 2007 - $96,000].

The fair value of the 480,000 outstanding deferred share units at April 30, 2009 based on the $0.035 closing price of the Company’s common shares on April 30, 2009 is $16,800. As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash no liability has been recorded in the Company’s accounts at April 30, 2009 with respect to the $16,800 fair value of the outstanding deferred share units.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

15. INCOME TAXES

As at April 30, 2009, the Company has approximately $35,845,000 of research and development expenditures available for unlimited carryforward, $8,678,000 of federal investment tax credits which begin to expire in 2018, $2,874,000 of provincial investment tax credits which begin to expire in 2012 and $45,121,000 of non-capital losses which begin to expire in 2010, which may be used to reduce future Canadian income taxes otherwise payable.  The federal investment tax credits and non-capital losses expire as follows:

	Investment Tax Credits	Non-Capital Loss Carryforwards
	$	$

2010	—	7,177,000
2011	—	—
2012	—	—
2013	—	—
2014	—	8,219,000
2015	—	4,081,000
2016	—	—
2017	—	—
2018	630,000	—
2019	705,000	—
2020	573,000	—
2021	646,000	—
2022	625,000	—
2023	880,000	—
2024	1,044,000	—
2025	934,000	—
2026	865,000	8,421,000
2027	727,000	3,528,000
2028	689,000	7,913,000
2029	360,000	5,782,000
	8,678,000	45,121,000

The Company has net operating loss carryforwards for U.S. federal income tax purposes of approximately $66,830,000 (US$56,018,000) which begin to expire in 2009 and net operating loss carryforwards for U.S. state income tax purposes of approximately $25,397,000 (US$21,289,000) which begin to expire in 2009.  The Company also has research and development credit carryforwards for U.S. federal and state tax purposes of approximately $2,160,000 (US$1,811,000) and $2,211,000 (US$1,853,000) respectively. The federal research and development credit carryforwards begin to expire in 2009 and the state research and development credit carryforwards have no expiration date.

In addition, the Company has net capital loss carryforwards of approximately $1,600,000 which may be used to reduce future taxable capital gains in Canada.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

15. INCOME TAXES (cont’d.)

Significant components of the Company’s future tax assets as of April 30 are shown below:

	2009	2008
	$	$

Future tax assets:
Research and development deductions and credits	22,757,000	22,253,000
Loss carryforwards	35,934,000	34,588,000
Share issue costs	265,000	360,000
Tax values of depreciable assets in excess of accounting values	3,060,000	4,976,000
Other assets	—	—
Total future tax assets	62,016,000	62,177,000
Valuation allowance	(62,016,000)	(62,177,000)
Total future tax assets	—	—

Realization of the future tax assets is dependent upon generating sufficient taxable income prior to the expiration of any loss carry forward balances for tax purposes.  Due to the Company’s state of development and operations, the Company has not met the test that it is more likely than not that the future tax assets will be realized.  Accordingly, a valuation allowance has been provided, equal to the total future tax assets.  The valuation allowance is reviewed periodically and if the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.  In addition, due to the change in control of MitoKor Inc. during the year end April 30, 2005 (acquisition August 31, 2004), the future utilization of certain loss carry forwards and tax credits that were incurred by MitoKor Inc. prior to acquisition will be restricted and subject to annual limitations.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery) using a 30.50% [2008 - 32.50%; 2007 – 34.12%] statutory tax rate at April 30 is:

	2009	2008	2007
	$	$	$

Income tax recovery at statutory rates	(171,000)	(4,149,000)	(5,477,000)
Benefit of future tax assets not recognized	1,807,000	3,205,000	2,524,000
Net gain royalty unit proceeds	—	—	1,315,000
Royalty units accretion	549,000	609,000	487,000
Gain on adjustment of royalty unit liability	(2,395,000)	—	—
Write-down assets	90,000	353,000	1,329,000
Foreign tax rate differences	(21,000)	(106,000)	(320,000)
Stock-based compensation	141,000	88,000	142,000
Other	—	—	—
	—	—	—

16. SEGMENTED INFORMATION

[a] The Company operates primarily in one business segment with operations located in Canada. During the year ended April 30, 2009 the Company closed its United States operations. All of the Company’s long-lived assets are located in Canada except for foreign patents and patent applications with a net book value of $nil.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

16. SEGMENTED INFORMATION (cont’d)

[b] During the year ended April 30, 2009:

[i] 28% of revenue was derived from one licensee in the United States (no revenue from this licensee for the year ended April 30, 2008). At April 30, 2009, included in amounts receivable is $nil [April 30, 2008 - $nil] from this licensee;

[ii] 72% of revenue was derived from one optionee in the United States (no revenue from this optionee for the year ended April 30, 2008). At April 30, 2009, included in amounts receivable is $55,146 [April 30, 2008 - $nil] from this optionee; and

[iii] no revenue was derived from a second licensee in the United States ($6,224 of revenue from this licensee for the year ended April 30, 2008). At April 30, 2009, included in amounts receivable is $36,811 [April 30, 2008 - $31,072] from this licensee.

17.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS

[a]

Cadence Pharmaceuticals Inc (“Cadence”)

On August 2, 2004, the Company and Cadence entered into a collaboration and license agreement for the North American and European rights to OmigardTM, the Company’s product candidate for the prevention of catheter-related infections.  The Company received top-line Phase III clinical trial results for OmigardTM from Cadence in March 2009 – these results did not meet the primary endpoint of the study and Cadence made a strategic decision to discontinue further development of OmigardTM [note 22[a]].

Pursuant to the terms of the agreement the Company received: [i] an up-front fee of $1,979,000 (US$1,500,000); and [ii] an equity investment of $665,000 (US$500,000) priced at a premium to market.  As part of the agreement, the Company was also entitled to receive development and commercialization milestone payments up to US$30,000,000 (no longer considered possible) and a double-digit royalty on net sales of the product (a portion of certain manufacturing development costs incurred by Cadence up to US$2,000,000 were to be deducted from royalties).  In addition, Cadence was responsible for funding the clinical, regulatory, manufacturing and commercialization costs related to the product candidate.

On August 2, 2004, the Company issued 617,284 common shares to Cadence pursuant to the equity investment.

[b]

Cutanea Life Sciences Inc (“Cutanea”)

On December 7, 2005 the Company and Cutanea entered into a license agreement for the exclusive worldwide rights to develop and market CLS001 (formerly known as MX-594AN) and its analogues for dermatological indications.  Pursuant to the license agreement, the Company received a $233,055 (US$200,000) licensing fee and is eligible to receive up to approximately US$21,000,000 in development and commercialization milestone payments, as well as royalties on net sales (a portion of certain manufacturing development costs incurred by Cutanea up to US$500,000 may be deducted from royalties).  In addition, Cutanea is responsible for and will fund all development activities including formulation, clinical, regulatory, and commercialization costs.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

17.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont’d.)

 [c]

United Therapeutics Corporation (“United”)

On January 27, 2009 the Company and United entered into an exclusive option agreement in respect of the Company’s drug candidate celgosivir. Pursuant to the option agreement, the Company was conducting certain specified preclinical work to further characterize and investigate the utility of celgosivir in the treatment of viral infections. United agreed to fund the cost of this work as well as certain other costs related to celgosivir. The agreement provided that upon completion of the specified preclinical work and delivery of a final report of the results by the Company, United could, at its sole discretion, exercise an option to license the rights to celgosivir for use in the prevention and treatment of viral diseases. If the option was exercised by United, the Company could have received up to US$18,000,000 in milestone payments and single-digit royalties paid upon future sales of celgosivir. In April 2009 United provided thirty days notice for termination of the agreement.

18. RESEARCH GRANT

During the year ended April 30, 2008 the Company received US$115,625 of grant funding awarded by The Michael J. Fox Foundation for Parkinson’s Research (“MJFF”) to evaluate MX-4565 in preclinical studies. The Company initially recorded this grant in its accounts payable and accrued liabilities and reduced this liability as eligible research and development expenses were incurred (also a reduction of research and development expenses). At April 30, 2009 $nil [April 30, 2008 - $28,819] of this grant is recorded in the Company’s accounts payable and accrued liabilities. For the year ended April 30, 2009 the Company applied $28,888 [2008 - $87,409] against research and development expenses. The Company in November 2008 made the decision to terminate the MX-4565 program including providing notice to Washington University for the termination of its license agreement with the Company.

19. RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms unless otherwise noted. During the year ended April 30, 2009, the Company:

[a] incurred legal fees of $271,475 [2008 - $384,225; 2007 - $556,572] inclusive of sales taxes, payable to a law firm where the former Secretary of the Company is a partner (ceased to be Secretary August 12, 2008).  Included in accounts payable and accrued liabilities at April 30, 2009, is $1,731 [2008 - $118,684] owed to this law firm;

[b] reimbursed legal and other fees of $149,179, claimed for reimbursement by the Company’s Chairman and a company owned by the Company’s Chairman. These costs were incurred in connection with the requisition of a meeting of the Company’s shareholders and the subsequent agreement reached with the Company on August 11, 2008. The Company reimbursed these costs from the rights offering proceeds received in March 2009; and

[c] paid a strategic consulting fee of $95,000 to a company owned by the Company’s Chairman.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009

(Expressed in Canadian dollars)

20. MANAGEMENT OF CAPITAL

The Company’s objectives in managing capital are to ensure a sufficient liquidity position to finance its research and development activities, corporate administration, working capital and overall capital expenditures. The Company attempts to manage its liquidity to minimize shareholder dilution whenever possible. The Company considers the items included in the consolidated shareholder’s deficiency/equity, cash & cash equivalents, short-term investments, amounts receivable, government assistance receivable, preferred shares and the convertible royalty participation units as capital.

Considering financial market conditions, the status of the Company’s programs, and the Company’s market capitalization, the Company as part of its capital management has significantly reduced its research and development activities, personnel and operations to conserve capital while pursuing the objectives outlined in Note 1.

Since inception, the Company has financed its liquidity needs primarily through public offerings and private placements of common shares. The Company has also met its liquidity needs through the sale of the royalty participation units and structuring some of its future licensing milestone payments as convertible redeemable preferred shares.  Additionally, the Company has also met its liquidity needs through non-dilutive sources such as licensing fees from partners, interest income, government assistance and grant funding. To meet future requirements, the Company, as necessary, will raise cash or improve liquidity through some or all of the following: public or private equity and collaborative and licensing agreements.

The Company is not subject to any externally imposed capital requirements. Other than the steps taken by the Company to conserve capital as described above, there have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal period.

21. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain figures have been reclassified from financial statements previously presented to conform to the presentation of the 2009 consolidated financial statements

22. SUBSEQUENT EVENTS

[a]

The Company’s partner Cadence [note 17[a]] provided notice for termination of the OmigardTM collaboration and license agreement. The Company is currently investigating a range of potential approval strategies for OmigardTM;

[b]

Warrants to acquire 883,950 common shares expired unexercised at an exercise price of $0.50; and

[c]

Options to acquire 426,600 common shares were cancelled or expired at exercise prices ranging from $0.09 to $1.79.